Exhibit 1.01

EZchip Semiconductor Ltd
Conflict Minerals Report
For The Year Ended December 31, 2013

1.	Introduction

This is the Conflict Minerals Report for EZchip Semiconductor Ltd. (“EZchip”) filed with the United States Securities and Exchange Commission (“SEC”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1, 2013 to December 31, 2013. The Rule was adopted by the SEC to implement reporting and disclosure requirements related to Conflict Minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals which are necessary to the functionality or production of their products. “Conflict Minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten and gold for the purpose of this assessment.

If a registrant can establish that the Conflict Minerals in its products originated from sources other than the Democratic Republic of the Congo (DRC) or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, the registrant must submit a specialized disclosure report under Form SD that describes the steps that the registrant took to determine the origin of the Conflict Minerals in its products.

If a registrant has reason to believe that any of the Conflict Minerals in its supply chain may have originated in a Covered Country, or if the registrant is unable to determine the country of origin of those Conflict Minerals, then the registrant must exercise due diligence on the Conflict Minerals’ source and chain of custody, and the registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

The report presented herein is not audited by an independent private sector auditor as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, then such audit is not required.

2.	Company Overview

This report has been prepared by EZchip. The information includes the activities of all of its subsidiaries that are required to be consolidated.

EZchip is a fabless semiconductor company engaged in the development and marketing of Ethernet network processors for networking equipment. EZchip provides solutions that scale from a few to hundreds of Gigabits-per-second. EZchip’s network processors provide great flexibility and high performance coupled with superior integration and power efficiency for a wide range of applications in carrier, cloud and data center network equipment.

3.	Products Overview

EZchip’s principal hardware product line is network processor chips. EZchip also offers evaluation boards and network-processor systems based on each of its network processors.

4.	Supply Chain Overview

While EZchip designs and markets its products and conducts test development in-house, it does not manufacture, assemble, package and production test its products, and it relies on third-party contractors to perform these services. Materials used in manufacturing at these subcontractors are purchased directly by the subcontractor.

The products manufactured for EZchip are highly complex, typically containing thousands of parts from many suppliers. EZchip has relationships with a network of suppliers and there are generally multiple tiers between the Conflict Minerals and EZchip’s direct suppliers. Therefore, EZchip must rely on its direct suppliers to work with their upstream suppliers in order to provide EZchip with accurate information about the origin of the Conflict Minerals contained in components it purchases.

5.	Reasonable Country of Origin Inquiry (RCOI) and RCOI conclusion

EZchip conducted an analysis of its products and found that the use of Conflict Minerals is necessary to the functionality or production of the products manufactured and contracted to manufacture by EZchip. Accordingly, EZchip conducted a Reasonable Country of Origin Inquiry (“RCOI”) to determine whether any of the necessary Conflict Minerals originated in Covered Countries.

Description of the RCOI procedure

EZchip sent letters to all its principal direct suppliers to explain the Rule and to refer such suppliers to online training materials and instructions. EZchip asked for information from its direct suppliers using the Conflict Minerals Reporting Template, an industry-standard template for Conflict Minerals reporting designed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), and received responses from substantially all its principal direct suppliers.

As of the date of this report, EZchip does not have sufficient information from its principal direct suppliers or other sources to determine the country or countries of origin of the Conflict Minerals used in its products or the facilities used to process those Conflict Minerals. EZchip therefore concluded that its supply chain remains “DRC Conflict Undeterminable”. EZchip reached this conclusion because it was unable to determine the origin of all of the Conflict Minerals used in its products.

6.	Due Diligence Program

6.1 Conflict Minerals Policy

EZchip has adopted a Conflict Minerals policy which is posted on its website at is publicly available on its website at http://www.ezchip.com/a conflict minerals policy.htm.

6.2 Due Diligence Process

EZchip’s due diligence processes and efforts have been developed in conjunction with the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance).

EZchip’s Conflict Minerals due diligence process includes the development of a Conflict Minerals Policy, establishment of governance structures with cross functional team members and senior executives, communication to suppliers, due diligence compliance processes and record keeping.

6.3 Maintain Records

EZchip has established its due diligence compliance process and set forth documentation and record maintenance mechanisms to ensure the retention of relevant documentation in a structured electronic database.

6.4 Steps to be taken to mitigate risk and maturing due diligence program

In the next compliance period, EZchip intends to enhance supplier communication to improve due diligence data accuracy and completion.

7.	Identify and Assess Risk in the Supply Chain

Because of the size, the breadth and complexity of EZchip’s products, it is difficult to identify entities downstream from its direct suppliers. EZchip is relying on its direct suppliers (several of which are SEC-reporting companies and are subject to these same SEC reporting requirements) to provide it with information about the source of Conflict Minerals contained in the components supplied to EZchip. EZchip’s direct suppliers are similarly reliant upon information provided by their suppliers.

8.	Carry Out Independent Third Party Audit of Supply Chain Due Diligence at Identified Point in the Supply Chain

EZchip does not have a direct relationship with smelters and refiners of Conflict Minerals, nor does it perform direct audits of these entities that provide its supply chain with Conflict Minerals. Therefore, EZchip’s direct and/or upstream suppliers are in a better position to identify smelters and refiners within the supply chain. As a result, EZchip’s due diligence efforts rely on cross-industry initiatives such as those led by the EICC and GeSI, as well as the use of the CFS list to validate smelters.

9.	Determination

Despite receiving responses from suppliers listing smelter or refiner names in their supply chain, the suppliers were unable to accurately report which specific smelters were part of the supply chain of the components that were sold to EZchip in 2013. Therefore, EZchip is not able to determine the facilities that processed the conflict minerals in such products.

Based on the information obtained through the due diligence process, EZchip does not have sufficient information to determine the country of origin of the conflict minerals contained in its products.

10.	Continuous Improvement Efforts to Mitigate Risk

We intend to undertake the following next steps to improve the due diligence process and to gather additional information which will assist us to determine the origin of the Conflict Minerals:

9.1           continue to conduct and report annually on supply chain due diligence for the applicable Conflict Minerals;

9.2           examine the possibility of establishing new terms and conditions in supplier contracts that stipulate responses to conflict mineral related inquires; and

9.3           attempt to validate supplier responses using information collected via independent conflict free smelter validation programs such as the EICC/GeSI Conflict Free Smelter program